FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 14, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

Exhibit:

Press Release dated July 14, 2004

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST INCREASES MONTHLY DISTRIBUTION

Calgary, AB - July 14, 2004 - Paramount Energy Trust ("PET" or the "Trust) (TSX - PMT.UN) is pleased to announce that its distribution to be paid on August 16, 2004 in respect of income received by PET for the month of July 2004, for Unitholders of record on July 30, 2004, will be $0.18 per Trust Unit.  The ex-distribution date is July 28, 2004.  This brings cumulative distributions paid in 2004 to $1.18 per Trust Unit and from inception of the Trust to-date to $4.064 per Trust Unit.  The Trust has raised the monthly level of distribution 12.5 per cent from the previous $0.16 due to the continued strength in natural gas prices and the fact that additional volumes shut-in on July 1, 2004 due to the gas over bitumen issue as ordered by the Alberta Energy and Utilities Board ("AEUB") in Interim Shut-In Orders 04-001 and 04-002 released June 8, 2004 were lower than those previously estimated by the Trust.  PET has a total of approximately 17 MMcf/d of production shut-in pursuant to the AEUB orders including 4.5 MMcf/d which was shut-in September 1, 2003 pursuant to GB 2003-28 and Interim Shut-in Order 03-001.

It is expected that this newly established level of monthly distributions of $0.18 per Unit per month will be sustainable for the remainder of 2004 and the foreseeable future assuming:

1.

the current forward market for natural gas prices; and

2.

the successful consummation of the Trust's acquisition of Cavell Energy Corporation ("Cavell") which is expected to close on July 16, 2004 subject to the approval of 66 2/3 per cent of the holders of Cavell shares voting at the special meeting for Cavell shareholders scheduled for July 15, 2004, court approval, regulatory approval and other standard conditions.

The current level of distributions does not take into account any future financial solution with the Government of Alberta to compensate the Trust for shut-in gas volumes other then the current temporary financial assistance program of $0.60 per Mcf of foregone production which is currently received in the form of a royalty reduction on a monthly basis.  However, the Department of Energy has indicated its intention to reach a final financial solution to the gas over bitumen issue in a timely fashion.  The Trust intends to include any incremental distributable income from further future royalty reductions as a result of the the gas over bitumen issue in its monthly distributions once such arrangements are finalized.

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

President & COO

Date:  July 14, 2004